UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-85441

Pinnacle Bancshares, Inc.

(Exact name of registrant as specified in its charter)

1811 Second Avenue, Jasper, Alabama 35502 Tel. (205) 221-4111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests and Common Stock issuable under the Pinnacle Bank Profit Sharing Retirement Plan

(Title of each class of securities covered by this Form)

Pinnacle Bancshares, Inc. Common Stock, par value $.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date:   5

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Pinnacle Bank Profit Sharing Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Pinnacle Bank Profit Sharing Retirement Plan

	By:	Pinnacle Bancshares, Inc., as Plan Sponsor

Date: June 28, 2005	By:	/s/ Robert B. Nolen, Jr.
Robert B. Nolen, Jr., President and CEO

SEC2069(09-03)